Free Writing Prospectus, dated October 6, 2010 (To Prospectus, dated August 31, 2010 and Prospectus Supplement, dated October 6, 2010)	Filed Pursuant to Rule 433(d) Registration Statement No. 333-169119

Pricing Termsheet

Issuer:	Barclays Bank PLC

Expected Issue Ratings[1]:	Baa1 (Moody’s), A (S&P), A+ (Fitch)

Status:	Dated Subordinated Notes

Legal Format:	SEC registered

Principal Amount:	USD 1,250,000,000

Trade Date:	6 October 2010

Settlement Date:	14 Oct 2010

Maturity Date:	14 Oct 2020

Coupon:	5.140%

Interest Payment Dates:	Semi-annually on the 14th of each April and October, commencing on 14th April 2011

Day Count Convention:	30/360, unadjusted

Business Days:	New York, London

Benchmark Treasury:	UST 2.625% Aug 2020

Spread to Benchmark:	+275bps

Reoffer Yield:	5.149%

Issue Price:	99.93%

Underwriting Discount:	0.45%

Net Proceeds:	USD 1,243,500,000

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	CIBC World Markets Corp., RBC Capital Markets Corporation, U.S. Bancorp Investments, Inc., Fifth Third Securities, Inc., SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC

Regulatory Call Redemption:	The Issuer may, at its option, redeem the Notes, in whole but not in part, at 101% of their principal amount, together with any accrued but unpaid interest on 14 October 2015 if a Regulatory Event has occurred on or prior to such date. A “Regulatory Event” means any event (including any amendment to, clarification of, or change (including any announced prospective change or adoption of any announced prospective change) in applicable laws or regulations or official interpretations thereof, or policies with respect thereto, or any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, including any pronouncement or publication from any relevant authority) that occurs after the issue date of the Notes that for any reason results in there being more than an insubstantial risk, or in any increase in risk, that, for the purposes of the capital adequacy requirements of the Financial Services Authority of the United Kingdom, all or any part of the Notes may not be included in Lower Tier 2 Capital, as reasonably determined by the Issuer.

Revision to Terms and Conditions of the Notes:	The Deferred Payments feature described in the preliminary prospectus supplement dated 6 October 2010 in the sections “Summary—Deferred Payments” and “Description of Subordinated Notes—Deferred Payments” has been removed from the final prospectus supplement and will not form part of the terms and conditions of the Notes. Accordingly, the related risk factor and the related tax disclosure have also been removed from the final prospectus supplement.

Denominations:	USD 100,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06739GBP37 / 06739G BP3

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.